SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT 1934 (1)


                                   QT 5, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747 268 100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 15, 2003
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed

     | |  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     | |  Rule 13d-1(d)


----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Thomas A. Slamecka
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                        (b) | |
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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    NUMBER OF          5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                1,000,000 shs. (underlying presently
    OWNED BY                  exercisable warrants)
      EACH
    REPORTING
   PERSON WITH
-------------------------------------------------------------------------------
                       6      SHARED VOTING POWER

                              - 0 -
-------------------------------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER

                              1,000,000 shs (underlying presently exercisable
                              warrants)
-------------------------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              - 0 -
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,000,000 shs. (underlying presently exercisable warrants)
-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
            CERTAIN SHARES*                                                 |X|
-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   2.9%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Michael T. Pieniazek
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                        (b) | |
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
-------------------------------------------------------------------------------
    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                 1,000,000 shs. (underlying presently
    OWNED BY                   exercisable warrants)
      EACH
    REPORTING
   PERSON WITH
-------------------------------------------------------------------------------
                        6      SHARED VOTING POWER

                                    - 0 -

-------------------------------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                               1,000,000 shs (underlying presently
                               exercisable warrants)
-------------------------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                    - 0 -
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,000,000 shs. (underlying presently exercisable warrants)
-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
            CERTAIN SHARES*                                                 |X|
-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.9%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------


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


                                  SCHEDULE 13G
                                  ------------

ITEM 1(a).     NAME OF ISSUER:
               --------------

               QT 5, INC. a Delaware corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

               5655 Lindero Canyon Road (Suite 120)
               West Lake Village, CA  91362

ITEM 2(a).     NAME OF PERSON FILING:
               ---------------------

               Michael T. Pieniazek and Thomas A. Slamecka

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------

               c/o Thomas A. Slamecka
               1749 North Winchester Avenue
               Chicago, IL 60622

ITEM 2(c).     CITIZENSHIP:
               -----------

               USA

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               ----------------------------

               Common Stock, $.001 par value

ITEM 2(e).     CUSIP NUMBER:
               ------------

               747 268 100

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

     (a)  | |  Broker or dealer registered under Section 15 of the Exchange Act.
     (b)  | |  Bank is defined in Section 3(a)(6) of the Exchange Act.
     (c)  | |  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.
     (d) | | Investment company registered under Section 8 of the Investment Company Act.
     (e)  | |  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) | | An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) | | A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     (h) | | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) | | A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  | |  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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


     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.        OWNERSHIP.
               ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 2,000,000 shares of Common Stock*
                                     ---------------------------------

     (b)  Percent of class: 5.7%
                            ----

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote 1,000,000 shs.
                                                       --------------
          (ii)   Shared power to vote or direct the vote -0-
                                                         ---
          (iii)  Sole power to dispose or direct the disposition
                 of 1,000,000 shs.
                    --------------
          (iv)   Shared power to dispose or direct the disposition of -0-
                                                                      ---

     * Includes 2,000,000 shares of Common Stock underlying Common Stock Purchase Warrants, dated April 21, 2003, each for 1,000,000 shares of Common Stock beneficially owned by Mr. Pieniazek and Mr. Slamecka, respectively, which Warrants expire on April 21, 2008. Mr. Pieniazek and Mr. Slamecka each disclaims any beneficial ownership of the equity interest held by the other person in the Issuer.

     ** During the term of the Warrants, upon the Issuer issuing shares of Common Stock (other than pursuant to employee benefit plans), it is obligated to immediately issue additional warrants to each of Mr. Pieniazek and Mr. Slamecka in order that each of them would beneficially own 3.57% of the outstanding Common Stock of the Issuer.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               --------------------------------------------

     Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               ---------------------------------------------------------------

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
               -------------------------------------------------------------

     Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               ---------------------------------------------------------

     For purposes of reporting and acting with respect to equity interests in the Issuer, Mr. Pieniazek and Mr. Slamecka may be considered to be a "group" pursuant to Rule 13d-1(c). As of September 15, 2003, they decided to act together with regard to their respective interests in the Issuer. See the Joint Filing Agreement and Power of Attorney filed as Exhibit 1 to this Schedule.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               ------------------------------

     Not applicable.


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


ITEM 10.       CERTIFICATION.
               -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 24, 2003


                                        /s/ Thomas A. Slamecka
                                        ----------------------------
                                            THOMAS A. SLAMECKA


                                        /s/ Michael T. Pieniazek
                                        ----------------------------
                                            MICHAEL T. PIENIAZEK


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